EXHIBIT 11
COMPUTATION OF EARNINGS PER SHARE
(In thousands, except share data)
(Unaudited)

	Three Months Ended
	June 30,
	2011	2010
Loss per common share - basic
Net (loss) income	$(6,131)	$(2,491)
Less: Capital Purchased Program "CPP" Preferred Dividends	96	237
Dividends paid and undistributed (losses)/earnings
allocated to participating securities	—	(22)
Net Loss Available to Common Shareholders	$(6,227)	$(2,706)

Weighted average common shares outstanding	2,485,815	2,482,740

Loss per common share	$(2.51)	$(1.09)
Diluted Loss per common share	N/A	N/A